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EXHIBIT 16.    Letter #2 dated March 31, 1998 to SEC from KPMG Peat Marwick, LLP


March 31, 1998



Securities and Exchange Commission
Washington, D.C.   20549

Ladies and Gentlemen:

We were previously principal accountants for Prologic Management Systems, Inc. and, under the date of June 27, 1997, except for the first paragraph of note 15 which is as of July 17, 1997, we reported on the consolidated financial statements of Prologic Management Systems, Inc. and subsidiaries as of March 31, 1997 and for each of the years in the two-year period ended March 31, 1997. On March 26, 1998, we resigned as the principal accountants for Prologic Management Systems, Inc. We have read Prologic Management Systems, Inc.'s statements included under Item 4 of its Form 8-K/A dated March 31, 1998, and we agree with such statements.

                                                   Very truly yours,



                                                   /s/ KPMG Peat Marwick LLP